Exhibit 99.1

.

TASEKO REPORTS FOURTH QUARTER AND ANNUAL EARNINGS

This release should be read with the Company’s Financial Statements and Management Discussion & Analysis ("MD&A"), available at www.tasekomines.com and filed on www.sedar.com. Except where otherwise noted, all currency amounts are stated in Canadian dollars. Taseko’s 75% owned Gibraltar Mine is located north of the City of Williams Lake in south-central British Columbia. Production and sales volumes stated in this release are on a 100% basis unless otherwise indicated.

February 23, 2023, Vancouver, BC - Taseko Mines Limited (TSX: TKO; NYSE American: TGB; LSE: TKO) ("Taseko" or the "Company") reports Adjusted EBITDA* of $109 million and Earnings from mining operations before depletion* of $106 million for the full year 2022. Revenues for the year were $392 million and Adjusted net income* was $1.7 million, or $0.01 per share. In the fourth quarter 2022, Taseko generated Adjusted EBITDA* of $35 million, $38 million of earnings from mining operations before depletion* and Adjusted net income* of $7 million, or $0.02 per share.

Stuart McDonald, President and CEO of Taseko, commented, “The upward move in copper and molybdenum prices during the fourth quarter helped drive stronger financial performance in the period. Fourth quarter earnings from mining operations were 100% higher than the third quarter and Adjusted EBITDA was 3% higher. Annual earnings for 2022 were affected by lower average copper prices (US$3.99/lb. compared to US$4.23/lb. in 2021) and higher production costs related to fuel price increases and lower production.

Average head grade for the year was 20% below the life of mine reserve average, and a site-wide power outage late in the year also contributed to the lower annual copper production of 97 million pounds. Despite the mill downtime in the fourth quarter, Gibraltar produced 27 million pounds of copper. Recoveries in the fourth quarter improved to 83%, an 8% increase over the prior quarter due to better quality ore.”

Mr. McDonald added, “The quarterly production profile in 2023 is expected to be less variable than the last two years and we believe there is potential for mill throughput to average above design capacity. An in-pit crusher move is scheduled for the third quarter which will partially shut down ore processing for approximately two weeks. We expect annual copper production at Gibraltar Mine to increase to 115 million pounds (+/-5%) in 2023.”

“Yesterday we announced an agreement with Sojitz Corporation to acquire their 12.5% interest in Gibraltar Mine, which increases our economic interest to 87.5%. This is an attractive transaction that provides immediate production and earnings growth, and we maintain the financial capacity to fund the construction of our Florence Copper project. The acquisition price includes a minimum amount of C$60 million payable over a five-year period and potential contingent payments based on Gibraltar mine revenues and copper prices over the next five years. An initial C$10 million will be paid to Sojitz upon closing and the remaining minimum amount will be paid in C$10 million annual instalments over the next five years (see news release dated February 22, 2023 for details about the transaction).”

*Non-GAAP performance measure. See end of news release.

“We’ve also recently announced several key financing initiatives for the Florence copper project, and we expect to start construction in the coming months, upon receipt of the final Underground Injection Control permit. Under the terms of our strategic partnership agreement with Mitsui & Co. (USA), they will make an initial investment of US$50 million for a 2.67% copper stream. Mitsui also retains an option to invest an additional US$50 million (for a total of US$100 million) to convert the copper stream into a 10% equity interest in Florence Copper. We are very pleased to have completed this transaction which validates the significant value of this project and also highlights the marketing advantages of low impact mining and US produced copper,” continued Mr. McDonald.

Mr. McDonald concluded, “We are very excited about the long-term fundamentals of our North American copper business. Production growth from Gibraltar and continued robust copper pricing is setting Taseko up for a year of strong financial returns. The important permitting catalyst for our Florence Copper project is on the near horizon, which we believe will unlock the significant value of that project.”

2022 Annual Review

•	Earnings from mining operations before depletion and amortization* was $106.2 million, Adjusted EBITDA* was $109.0 million, and cash flows from operations was $81.3 million;
•	Adjusted net income* was $1.7 million ($0.01 per share) and GAAP Net loss was $26.0 million ($0.09 per share) for the year;
•	Total operating costs (C1)* for the year were US$2.98 per pound produced;
•	The Gibraltar mine produced 97.0 million pounds of copper and 1.1 million pounds of molybdenum in 2022. Copper recoveries were 79.5% and copper head grades were 0.20%;
•	Gibraltar sold 101.3 million pounds of copper for the year (100% basis) which contributed to revenue for Taseko of $391.6 million, Taseko’s second highest revenue year after 2021. Average realized copper prices before hedging gains were US$3.96 per pound for year, compared to the LME average price of US$3.99 per pound;
•	The Company had a cash balance of $121 million and has approximately $190 million of available liquidity at December 31, 2022, including its undrawn US$50 million revolving credit facility;
•	In September 2022, the EPA concluded its 45-day public comment period for the draft Underground Injection Control (“UIC”) permit for Florence Copper. The project received overwhelming support from business organizations, community leaders and state-wide organizations in written submissions and as voiced at the public hearing; and
•	Development costs incurred for Florence Copper were $101.3 million in the year and included further payments for the major processing equipment being delivered for the solvent extraction and electrowinning (“SX/EW”) plant, other pre-construction activities and ongoing site costs.

Fourth Quarter Review

•	In December 2022, the Company signed agreements with Mitsui & Co. (U.S.A.) Inc. (“Mitsui”) to form a strategic partnership to develop Florence Copper. Mitsui has committed to an initial investment of US$50 million which is conditional on receipt of the final UIC permit, with proceeds to be used for construction of the commercial production facility. The initial investment will be in the form of a copper stream agreement on 2.67% of the copper produced at Florence Copper. In addition, Mitsui has the option to invest an additional US$50 million (for a total investment of US$100 million) for a 10% equity interest in Florence Copper;
•	Fourth quarter earnings from mining operations before depletion and amortization* was $37.7 million, Adjusted EBITDA* was $35.2 million, and Adjusted net income* was $7.1 million ($0.02 per share);

*Non-GAAP performance measure. See end of news release.

•	Gibraltar produced 26.7 million pounds of copper for the quarter. Head grades were 0.22% and were similar to the prior quarter. Lower mill throughput and lower than expected grades due to mining dilution, impacted production in the quarter;
•	Average mill throughput in the fourth quarter was 79,000 tons per day, as production in December was negatively impacted by unplanned mill downtime arising from a sitewide power outage caused by an extreme cold weather event;
•	Copper recoveries were 83.4% for the quarter in line with expectations and a significant improvement over the prior quarters in 2022;
•	Total site costs* in the fourth quarter was $5.6 million higher than the average for the last nine months due to higher diesel costs and timing of equipment repairs and maintenance;
•	Gibraltar sold 25.5 million pounds of copper in the quarter (100% basis) at an average realized copper price of US$3.66 per pound;
•	GAAP net loss was $2.3 million ($0.01 loss per share) and reflected an unrealized loss on derivatives of $20.1 million due to the recovery in copper prices, and net of a foreign exchange gain of $4.6 million due to a strengthening Canadian dollar;
•	The Company has copper collar contracts in place to protect a minimum copper price of US$3.75 per pound until the end of December 2023 for the majority of the Company’s needs. The Company also has 24 million litres of fuel call options in place to provide a ceiling cost for its share of diesel over the same period;
•	In December 2022, Gibraltar entered into an equipment loan refinancing with the Company’s share of net proceeds being $25.7 million. The Company also secured a commitment for US$25 million from Banc of America Leasing & Capital, LLC to fund costs associated with the SX/EW plant for the Florence Copper commercial production facility;
•	In February 2023, the Company entered into an agreement to extend the maturity date of the undrawn revolving credit facility by an additional year to July 2026. In addition to the one-year extension, the lender has also agreed to an accordion feature, which will allow the amount of the credit facility to be increased by US$30 million, for a total of US$80 million, subject to credit approval and other conditions; and
•	The standstill agreement between the Tŝilhqot’in Nation and Taseko was most recently extended for a fourth one-year term in December 2022, with the goal of providing time and opportunity for the Tŝilhqot’in Nation and Taseko to negotiate a final resolution. The dialogue process has made tangible progress in the past 12 months but is not complete. In agreeing to extend the standstill through 2023, the Tŝilhqot’in Nation and Taseko acknowledge the constructive nature of discussions to date, and the future opportunity to conclude a long-term and mutually acceptable resolution of the conflict that also makes an important contribution to the goals of reconciliation in Canada.

*Non-GAAP performance measure. See end of news release.

HIGHLIGHTS

Operating Data (Gibraltar - 100% basis)	Three months ended December 31,			Year ended December 31,
	2022	2021	Change	2022	2021	Change
Tons mined (millions)	22.9	23.3	(0.4)	88.7	105.4	(16.7)
Tons milled (millions)	7.3	7.4	(0.1)	30.3	29.2	1.1
Production (million pounds Cu)	26.7	28.8	(2.1)	97.0	112.3	(15.3)
Sales (million pounds Cu)	25.5	23.8	1.7	101.3	104.9	(3.6)

Financial Data	Three months ended December 31,			Year ended December 31,
(Cdn$ in thousands, except for per share amounts)	2022	2021	Change	2022	2021	Change
Revenues	100,618	102,972	(2,354)	391,609	433,278	(41,669)
Earnings from mining operations before depletion and amortization*	37,653	61,916	(24,263)	106,217	230,392	(124,175)
Cash flows (used for) provided by operations	(946)	37,231	(38,177)	81,266	174,769	(93,503)
Adjusted EBITDA*	35,181	52,988	(17,807)	109,035	200,733	(91,698)
Adjusted net income *	7,146	13,312	(6,166)	1,723	44,745	(43,022)
Per share - basic (“Adjusted EPS”)*	0.02	0.05	(0.03)	0.01	0.16	(0.15)
Net income (loss) (GAAP)	(2,275)	11,762	(14,037)	(25,971)	36,472	(62,443)
Per share - basic (“EPS”)	(0.01)	0.04	(0.05)	(0.09)	0.13	(0.22)

*Non-GAAP performance measure. See end of news release.

REVIEW OF OPERATIONS

Gibraltar mine (75% Owned)

Operating data (100% basis)	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021	YE 2022	YE 2021
Tons mined (millions)	22.9	23.2	22.3	20.3	23.3	88.7	105.4
Tons milled (millions)	7.3	8.2	7.7	7.0	7.4	30.3	29.2
Strip ratio	1.1	1.5	2.8	2.6	2.2	1.8	2.5
Site operating cost per ton milled (Cdn$)*	$13.88	$11.33	$11.13	$11.33	$9.94	$11.89	$9.21
Copper concentrate
Head grade (%)	0.22	0.22	0.17	0.19	0.24	0.20	0.23
Copper recovery (%)	83.4	77.1	77.3	80.2	80.4	79.5	82.4
Production (million pounds Cu)	26.7	28.3	20.7	21.4	28.8	97.0	112.3
Sales (million pounds Cu)	25.5	26.7	21.7	27.4	23.8	101.3	104.9
Inventory (million pounds Cu)	5.4	4.2	2.7	4.0	9.9	5.4	9.9
Molybdenum concentrate
Production (thousand pounds Mo)	359	324	199	236	450	1,118	1,954
Sales (thousand pounds Mo)	402	289	210	229	491	1,131	2,000
Per unit data (US$ per pound produced)*
Site operating costs*	$2.79	$2.52	$3.25	$2.95	$2.02	$2.85	$1.91
By-product credits*	(0.40)	(0.15)	(0.15)	(0.18)	(0.30)	(0.23)	(0.27)
Site operating costs, net of by-product credits*	$2.39	$2.37	$3.10	$2.77	$1.72	$2.62	$1.64
Off-property costs	0.36	0.35	0.37	0.36	0.22	0.36	0.26
Total operating costs (C1)*	$2.75	$2.72	$3.47	$3.13	$1.94	$2.98	$1.90

Full Year Results

Gibraltar produced 97.0 million pounds of copper for the year compared to 112.3 million pounds in 2021. Head grades for the year averaged 0.20% copper, compared to 0.23% in 2021. The copper head grades were impacted by higher than expected mining dilution. Copper recoveries for 2022 were 79.5%, compared to 82.4% in 2021.

A total of 88.7 million tons were mined in the year compared to 105.4 million tons mined in the prior year period. The strip ratio of 1.8 was lower than the prior year as mining operations were focused in the Gibraltar pit in 2022 which has a lower strip ratio than the Pollyanna pit.

Total site costs* at Gibraltar of $301.8 million (which includes capitalized stripping of $32.0 million) for Taseko’s 75% share were $40.0 million higher than 2021, primarily due to higher diesel prices (55% higher than 2021) and increased diesel volume consumed (21% higher than 2021) due to the longer hauls and higher truck hours and with grinding media and other input costs also increasing due to inflationary pressures.

*Non-GAAP performance measure. See end of news release.

REVIEW OF OPERATIONS - CONTINUED

Molybdenum production was 1.1 million pounds in the year compared to 2.0 million pounds in the prior year. Molybdenum prices strengthened in 2022 with an average molybdenum price of US$18.73 per pound, an increase of 18% compared to the 2021 average price of US$15.94 per pound. By-product credits per pound of copper produced was US$0.23 in the year compared to US$0.27 in the prior year. The higher molybdenum price and favorable provisional price adjustments at year end were offset by lower molybdenum sales in 2022 compared to the prior year.

Off-property costs per pound produced* were US$0.36 for the year, which is US$0.10 higher than the prior year. In 2021 the Company benefited from lower benchmark treatment and refining charges (“TCRC”) and realized lower TCRCs for spot tenders due to tight copper market conditions last year. Ocean freight costs also increased in 2022 as the Company entered into a new contract at a higher rate earlier in the year. Also contributing to the increased off-property costs per pound produced in 2022 is the fact that sales of copper exceeded production by 4.3 million pounds.

Total operating costs per pound produced (C1)* were US$2.98 for the year, compared to US$1.90 in the prior year as shown in the bridge graph below:

Fourth Quarter Results

Gibraltar produced 26.7 million pounds of copper for the quarter, a 6% decrease over the third quarter. Copper production in December was impacted by unplanned mill downtime, including a sitewide power outage late in the month.

Although the power outage was only 24 hours in duration, the severe cold temperatures of -35° Celsius (-31° Fahrenheit) immediately froze a number of essential systems in the mills. This extreme weather delayed the restart of milling operations for several days followed by a gradual return to full capacity by the end of December. Mill throughput in October and November averaged above design capacity at 88,000 tons per day, but mill throughput averaged only 63,000 tons per day in December.

Head grades were in line with the prior quarter and management continues to work on reducing the mining dilution being experienced in the Gibraltar pit. Copper recoveries in the fourth quarter were 83%, an improvement over the prior quarters in 2022 due to improving ore quality as mining advances deeper into the Gibraltar pit.

*Non-GAAP performance measure. See end of news release.

REVIEW OF OPERATIONS - CONTINUED

A total of 22.9 million tons were mined in the fourth quarter. The strip ratio of 1.1 was lower than prior quarter and included some initial stripping activity in the Connector pit. The ore stockpiles increased by 3.8 million tons in the fourth quarter.

Total site costs* at Gibraltar of $79.7 million (which includes capitalized stripping of $3.9 million) for Taseko’s 75% share were $5.6 million higher than the average of the first three quarters of 2022 due to higher diesel costs, timing of repairs and maintenance and year-end wage related costs. Site operating cost per ton milled* was $13.88 was higher than the previous quarters in 2022 due to the higher site costs and lower mill throughput.

Molybdenum production was 359 thousand pounds in the fourth quarter. At an average molybdenum price of US$21.39 per pound and the impact of favorable provisional price adjustments of $3.9 million for Taseko’s 75% share, molybdenum generated a by-product credit per pound of copper produced of US$0.40 in the fourth quarter.

Off-property costs per pound produced* were US$0.36 for the fourth quarter reflecting higher ocean freight costs (including bunker fuel) and increased treatment and refining charges (TCRC) compared to the same quarter in the prior year.

Total operating costs per pound produced (C1)* were US$2.75 for the quarter and was in line with the previous quarter.

GIBRALTAR OUTLOOK

Gibraltar is expected to produce 115 million pounds of copper (+/-5%) in 2023 on a 100% basis. The Gibraltar pit will be the sole source of mill feed in 2023 and the quarterly production profile is expected to be less variable than 2022 due to improving quality and consistency of ore as mining progresses deeper into the pit. Annual mill throughput is expected to exceed design capacity in 2023 due to the softer ore in Gibraltar pit.

Stripping activities are underway in the new Connector pit. While the strip ratio is expected to be in line with the LOM average, the allocation of costs to capitalized stripping in 2023 will be higher than in 2022. The primary crusher for mill 1 which overlays the Connector zone is scheduled to be moved to its new location in the third quarter of this year.

Strong metal prices combined with our copper hedge protection continues to provide tailwinds for robust financial performance and operating margins at the Gibraltar mine over the coming year. Copper prices in 2022 averaged US$3.99 per pound and have started the current year above these levels. Molybdenum prices are currently US$36.95 per pound, 97% higher than the average price in 2022.

The Company currently has copper price collar contracts in place that secure a minimum copper price of US$3.75 per pound for 72 million pounds of copper until December 31, 2023. The Company has also executed price caps for its share of diesel purchases. Improving production combined with this copper hedge and diesel price protection program should continue to provide the foundation for stable financial performance and operating margins at the Gibraltar mine in 2023.

*Non-GAAP performance measure. See end of news release.

FLORENCE COPPER

The Company is awaiting the issuance of the final Underground Injection Control permit (“UIC”) from the U.S. Environmental Protection Agency (“EPA”), which is the final permitting step required prior to construction commencing on the commercial production facility. The EPA is currently addressing comments that were received during the public comment period, which was held in the fall of 2022. Public comments submitted to the EPA have demonstrated strong support for the Florence Copper project among local residents, business organizations, community leaders and state-wide organizations.

In December 2022, the Company signed agreements with Mitsui to form a strategic partnership to develop Florence Copper. Mitsui has committed to an initial investment of US$50 million which is conditional on receipt of the final UIC permit, with proceeds to be used for construction of the commercial production facility. The initial investment will be in the form of a copper stream agreement on 2.67% of the copper produced at Florence Copper. In addition, Mitsui has the option to invest an additional US$50 million (for a total investment of US$100 million) for a 10% equity interest in Florence Copper.

Detailed engineering and design for the commercial production facility is substantially completed and procurement activities are well advanced. The Company has purchased the major processing equipment associated with the SX/EW plant and the equipment has now been delivered to the Florence site. The Company is well positioned to transition into construction once the final UIC permit is received. The Company incurred $101.3 million of capital expenditures at the Florence project in 2022 funded from available cash.

LONG-TERM GROWTH STRATEGY

Taseko’s strategy has been to grow the Company by acquiring and developing a pipeline of complementary projects focused on copper in stable mining jurisdictions. We continue to believe this will generate long-term returns for shareholders. Our other development projects are located in British Columbia.

Yellowhead Copper Project

Yellowhead Mining Inc. (“Yellowhead”) has an 817 million tonnes reserve and a 25-year mine life with a pre-tax net present value of $1.3 billion at an 8% discount rate using a US$3.10 per pound copper price based on the Company’s 2020 NI 43-101 technical report. Capital costs of the project are estimated at $1.3 billion over a 2-year construction period. Over the first 5 years of operation, the copper equivalent grade will average 0.35% producing an average of 200 million pounds of copper per year at an average C1* cost, net of by-product credit, of US$1.67 per pound of copper. The Yellowhead copper project contains valuable precious metal by-products with 440,000 ounces of gold and 19 million ounces of silver with a life of mine value of over $1 billion at current prices.

The Company Is preparing to advance into the environmental assessment process and is undertaking some additional engineering work in conjunction with ongoing engagement with local communities including First Nations. The Company is also collecting baseline data and modeling which will be used to support the environmental assessment and permitting of the project.

LONG-TERM GROWTH STRATEGY - CONTINUED

New Prosperity Gold-Copper Project

In late 2019, the Tŝilhqot’in Nation, as represented by Tŝilhqot’in National Government, and Taseko entered into a confidential dialogue, with the involvement of the Province of British Columbia, in order to obtain a long-term resolution of the conflict regarding Taseko’s proposed copper-gold mine previously known as New Prosperity, acknowledging Taseko’s commercial interests and the Tŝilhqot’in Nation’s opposition to the project.

This dialogue has been supported by the parties’ agreement, beginning December 2019, to a series of one-year standstills on certain outstanding litigation and regulatory matters relating to Taseko’s tenures and the area in the vicinity of Teztan Biny (Fish Lake). The standstill agreement was most recently extended for a fourth one-year term in December 2022, with the goal of providing time and opportunity for the Tŝilhqot’in Nation and Taseko to negotiate a final resolution.

The dialogue process has made tangible progress in the past 12 months but is not complete. In agreeing to extend the standstill through 2023, the Tŝilhqot’in Nation and Taseko acknowledge the constructive nature of discussions to date, and the future opportunity to conclude a long-term and mutually acceptable resolution of the conflict that also makes an important contribution to the goals of reconciliation in Canada.

Aley Niobium Project

Environmental monitoring and product marketing initiatives on the Aley niobium project continue. The converter pilot test is ongoing and is providing additional process data to support the design of the commercial process facilities and will provide final product samples for marketing purposes. The Company has also initiated a scoping study to investigate the potential production of niobium oxide at Aley to supply the growing market for Niobium-based batteries.

The Company will host a telephone conference call and live webcast on Friday, February 24, 2023 at 11:00 a.m. Eastern Time (8:00 a.m. Pacific) to discuss these results. After opening remarks by management, there will be a question and answer session open to analysts and investors.

To join the conference call without operator assistance, you may pre-register at https://bit.ly/3HbbVpt to receive an instant automated call back just prior to the start of the conference call. Otherwise, the conference call may be accessed by dialing 416-764-8688 in Canada, 888-390-0546 in the United States, 08006522435 in the United Kingdom, or online at tasekomines.com/investors/events using the entry code 613140#.

The conference call will be archived for later playback until March 9, 2023 and can be accessed by dialing 416-764-8677 in Toronto, 888-390-0541 toll free in North America, or online at tasekomines.com/investors/events and using the entry code 613140#.

For further information on Taseko, please see the Company's website at www.tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations - 778-373-4554, toll free 1-800-667-2114

Stuart McDonald

President & CEO

No regulatory authority has approved or disapproved of the information in this news release.

NON-GAAP PERFORMANCE MEASURES

This document includes certain non-GAAP performance measures that do not have a standardized meaning prescribed by IFRS. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. The Company believes that these measures are commonly used by certain investors, in conjunction with conventional IFRS measures, to enhance their understanding of the Company’s performance. These measures have been derived from the Company’s financial statements and applied on a consistent basis. The following tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS measure.

Total operating costs and site operating costs, net of by-product credits

Total costs of sales include all costs absorbed into inventory, as well as transportation costs and insurance recoverable. Site operating costs are calculated by removing net changes in inventory, depletion and amortization, insurance recoverable, and transportation costs from cost of sales. Site operating costs, net of by-product credits is calculated by subtracting by-product credits from the site operating costs. Site operating costs, net of by-product credits per pound are calculated by dividing the aggregate of the applicable costs by copper pounds produced. Total operating costs per pound is the sum of site operating costs, net of by-product credits and off-property costs divided by the copper pounds produced. By-product credits are calculated based on actual sales of molybdenum (net of treatment costs) and silver during the period divided by the total pounds of copper produced during the period. These measures are calculated on a consistent basis for the periods presented.

(Cdn$ in thousands, unless otherwise indicated) - 75% basis	2022 Q4	2022 Q3	2022 Q2	2022 Q1	2022 YE
Cost of sales	73,112	84,204	90,992	89,066	337,374
Less:
Depletion and amortization	(10,147)	(13,060)	(15,269)	(13,506)	(51,982)
Net change in inventories of finished goods	1,462	2,042	(3,653)	(7,577)	(7,726)
Net change in inventories of ore stockpiles	18,050	3,050	(3,463)	(3,009)	14,628
Transportation costs	(6,671)	(6,316)	(4,370)	(5,115)	(22,472)
Site operating costs	75,806	69,920	64,237	59,859	269,822
Less by-product credits:
Molybdenum, net of treatment costs	(11,022)	(4,122)	(3,023)	(3,831)	(21,999)
Silver, excluding amortization of deferred revenue	263	25	36	202	526
Site operating costs, net of by-product credits	65,047	65,823	61,250	56,230	248,349
Total copper produced (thousand pounds)	20,020	21,238	15,497	16,024	72,778
Total costs per pound produced	3.25	3.10	3.95	3.51	3.41
Average exchange rate for the period (CAD/US$)	1.36	1.31	1.28	1.27	1.30
Site operating costs, net of by-product credits (US$ per pound)	2.39	2.37	3.10	2.77	2.62
Site operating costs, net of by-product credits	65,047	65,823	61,250	56,230	248,349
Add off-property costs:
Treatment and refining costs	3,104	3,302	2,948	2,133	11,486
Transportation costs	6,671	6,316	4,370	5,115	22,472
Total operating costs	74,822	75,441	68,568	63,478	282,307
Total operating costs (C1) (US$ per pound)	2.75	2.72	3.47	3.13	2.98

NON-GAAP PERFORMANCE MEASURES - CONTINUED

(Cdn$ in thousands, unless otherwise indicated) - 75% basis	2021 Q4	2021 Q3	2021 Q2	2021 Q1	2021 YE
Cost of sales	57,258	65,893	74,056	72,266	269,473
Less:
Depletion and amortization	(16,202)	(17,011)	(17,536)	(15,838)	(66,587)
Net change in inventories of finished goods	13,497	762	(4,723)	2,259	11,795
Net change in inventories of ore stockpiles	4,804	6,291	2,259	(8,226)	5,128
Transportation costs	(4,436)	(5,801)	(4,303)	(3,305)	(17,845)
Site operating costs	54,921	50,134	49,753	47,156	201,964
Less by-product credits:
Molybdenum, net of treatment costs	(7,755)	(8,574)	(6,138)	(5,604)	(28,071)
Silver, excluding amortization of deferred revenue	(330)	300	64	(238)	(204)
Site operating costs, net of by-product credits	46,836	41,860	43,679	41,314	173,689
Total copper produced (thousand pounds)	21,590	25,891	20,082	16,684	84,247
Total costs per pound produced	2.17	1.62	2.18	2.48	2.06
Average exchange rate for the period (CAD/USD)	1.26	1.26	1.23	1.27	1.25
Site operating costs, net of by-product credits (US$ per pound)	1.72	1.28	1.77	1.96	1.64
Site operating costs, net of by-product credits	46,836	41,860	43,679	41,314	173,689
Add off-property costs:
Treatment and refining costs	1,480	3,643	1,879	2,414	9,416
Transportation costs	4,436	5,801	4,303	3,305	17,845
Total operating costs	52,752	51,304	49,861	47,033	200,950
Total operating costs (C1) (US$ per pound)	1.94	1.57	2.02	2.23	1.90

Total Site Costs

Total site costs is comprised of the site operating costs charged to cost of sales as well as mining costs capitalized to property, plant and equipment in the period. This measure is intended to capture Taseko’s share of the total site operating costs incurred in the quarter at the Gibraltar mine calculated on a consistent basis for the periods presented.

(Cdn$ in thousands, unless otherwise indicated) - 75% basis	2022 Q4	2022 Q3	2022 Q2	2022 Q1	2022 YE
Site operating costs	75,806	69,920	64,237	59,859	269,822
Add:
Capitalized stripping costs	3,866	1,121	11,887	15,142	32,016
Total site costs	79,672	71,041	76,124	75,001	301,838

NON-GAAP PERFORMANCE MEASURES - CONTINUED

(Cdn$ in thousands, unless otherwise indicated) - 75% basis	2021 Q4	2021 Q3	2021 Q2	2021 Q1	2021 YE
Site operating costs	54,921	50,134	49,753	47,156	201,964
Add:
Capitalized stripping costs	12,737	10,882	14,794	21,452	59,865
Total site costs	67,658	61,016	64,547	68,608	261,829

Adjusted net income (loss)

Adjusted net income (loss) removes the effect of the following transactions from net income as reported under IFRS:

•	Unrealized foreign currency gains/losses;
•	Unrealized gain/loss on derivatives; and
•	Loss on settlement of long-term debt and call premium, including realized foreign exchange gains.

Management believes these transactions do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, unrealized gains/losses on derivative instruments, changes in the fair value of financial instruments, and unrealized foreign currency gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented.

(Cdn$ in thousands, except per share amounts)	2022 Q4	2022 Q3	2022 Q2	2022 Q1	2022 YE
Net income (loss)	(2,275)	(23,517)	(5,274)	5,095	(25,971)
Unrealized foreign exchange (gain) loss	(5,279)	28,083	11,621	(4,398)	30,027
Unrealized (gain) loss on derivatives	20,137	(72)	(30,747)	7,486	(3,196)
Estimated tax effect of adjustments	(5,437)	19	8,302	(2,021)	863
Adjusted net income (loss)	7,146	4,513	(16,098)	6,162	1,723
Adjusted EPS	0.02	0.02	(0.06)	0.02	0.01

(Cdn$ in thousands, except per share amounts)	2021 Q4	2021 Q3	2021 Q2	2021 Q1	2021 YE
Net income (loss)	11,762	22,485	13,442	(11,217)	36,472
Unrealized foreign exchange (gain) loss	(1,817)	9,511	(3,764)	8,798	12,728
Realized foreign exchange gain on settlement of long- term debt	-	-	-	(13,000)	(13,000)
Loss on settlement of long-term debt	-	-	-	5,798	5,798
Call premium on settlement of long-term debt	-	-	-	6,941	6,941
Unrealized (gain) loss on derivatives	4,612	(6,817)	370	802	(1,033)
Estimated tax effect of adjustments	(1,245)	1,841	(100)	(3,657)	(3,161)
Adjusted net income (loss)	13,312	27,020	9,948	(5,535)	44,745
Adjusted EPS	0.05	0.10	0.04	(0.02)	0.16

NON-GAAP PERFORMANCE MEASURES - CONTINUED

Adjusted EBITDA

Adjusted EBITDA is presented as a supplemental measure of the Company’s performance and ability to service debt. Adjusted EBITDA is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present Adjusted EBITDA when reporting their results. Issuers of “high yield” securities also present Adjusted EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet debt service obligations.

Adjusted EBITDA represents net income before interest, income taxes, and depreciation and also eliminates the impact of a number of items that are not considered indicative of ongoing operating performance. Certain items of expense are added and certain items of income are deducted from net income that are not likely to recur or are not indicative of the Company’s underlying operating results for the reporting periods presented or for future operating performance and consist of:

•	Unrealized foreign exchange gains/losses;
•	Unrealized gain/loss on derivatives;
•	Loss on settlement of long-term debt (included in finance expenses) and call premium;
•	Realized foreign exchange gains on settlement of long-term debt; and
•	Amortization of share-based compensation expense.
(Cdn$ in thousands)	2022 Q4	2022 Q3	2022 Q2	2022 Q1	2022 YE
Net income (loss)	(2,275)	(23,517)	(5,274)	5,095	(25,971)
Add:
Depletion and amortization	10,147	13,060	15,269	13,506	51,982
Finance expense	10,135	12,481	12,236	12,155	47,007
Finance income	(700)	(650)	(282)	(166)	(1,798)
Income tax expense	1,222	3,500	922	1,188	6,832
Unrealized foreign exchange (gain) loss	(5,279)	28,083	11,621	(4,398)	30,027
Unrealized (gain) loss on derivatives	20,137	(72)	(30,747)	7,486	(3,196)
Amortization of share-based compensation expense	1,794	1,146	(2,061)	3,273	4,152
Adjusted EBITDA	35,181	34,031	1,684	38,139	109,035

(Cdn$ in thousands)	2021 Q4	2021 Q3	2021 Q2	2021 Q1	2021 YE
Net income (loss)	11,762	22,485	13,442	(11,217)	36,472
Add:
Depletion and amortization	16,202	17,011	17,536	15,838	66,587
Finance expense (includes loss on settlement of long- term debt and call premium)	12,072	11,875	11,649	23,958	59,554
Finance income	(218)	(201)	(184)	(75)	(678)
Income tax (recovery) expense	9,300	22,310	7,033	(4,302)	34,341
Unrealized foreign exchange (gain) loss	(1,817)	9,511	(3,764)	8,798	12,728
Realized foreign exchange gain on settlement of long- term debt	-	-	-	(13,000)	(13,000)
Unrealized (gain) loss on derivatives	4,612	(6,817)	370	802	(1,033)
Amortization of share-based compensation expense	1,075	117	1,650	2,920	5,762
Adjusted EBITDA	52,988	76,291	47,732	23,722	200,733

NON-GAAP PERFORMANCE MEASURES - CONTINUED

Earnings from mining operations before depletion and amortization

Earnings from mining operations before depletion and amortization is earnings from mining operations with depletion and amortization added back. The Company discloses this measure, which has been derived from our financial statements and applied on a consistent basis, to provide assistance in understanding the results of the Company’s operations and financial position and it is meant to provide further information about the financial results to investors.

(Cdn$ in thousands)	2022 Q4	2022 Q3	2022 Q2	2022 Q1	2022 YE
Earnings (loss) from mining operations	27,506	5,510	(8,048)	29,267	54,235
Add:
Depletion and amortization	10,147	13,060	15,269	13,506	51,982
Earnings from mining operations before depletion and amortization	37,653	18,570	7,221	42,773	106,217

(Cdn$ in thousands)	2021 Q4	2021 Q3	2021 Q2	2021 Q1	2021 YE
Earnings from mining operations	45,714	66,670	36,946	14,475	163,805
Add:
Depletion and amortization	16,202	17,011	17,536	15,838	66,587
Earnings from mining operations before depletion and amortization	61,916	83,681	54,482	30,313	230,392

Site operating costs per ton milled

The Company discloses this measure, which has been derived from our financial statements and applied on a consistent basis, to provide assistance in understanding the Company’s site operations on a tons milled basis.

(Cdn$ in thousands, except per ton milled amounts)	2022 Q4	2022 Q3	2022 Q2	2022 Q1	2022 YE
Site operating costs (included in cost of sales)	75,806	69,920	64,237	59,859	269,822

Tons milled (thousands) (75% basis)	5,462	6,172	5,774	5,285	22,692
Site operating costs per ton milled	$13.88	$11.33	$11.13	$11.33	$11.89

(Cdn$ in thousands, except per ton milled amounts)	2021 Q4	2021 Q3	2021 Q2	2021 Q1	2021 YE
Site operating costs (included in cost of sales)	54,921	50,134	49,753	47,156	201,964

Tons milled (thousands) (75% basis)	5,523	5,576	5,429	5,402	21,930
Site operating costs per ton milled	$9.94	$8.99	$9.16	$8.73	$9.21

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

•	uncertainties about the effect of COVID-19 and the response of local, provincial, federal and international governments to the threat of COVID-19 on our operations (including our suppliers, customers, supply chain, employees and contractors) and economic conditions generally and in particular with respect to the demand for copper and other metals we produce;
•	uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;
•	uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;
•	uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
•	uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
•	uncertainties related to unexpected judicial or regulatory proceedings;
•	changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
•	changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
•	the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
•	the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
•	the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
•	environmental issues and liabilities associated with mining including processing and stock piling ore; and
•	labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com.

Cautionary Statement on Forward-Looking Information

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities, and events or developments that the Company expects are forward-looking statements. Although we believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable law. Further information concerning risks and uncertainties associated with these forward-looking statements and our business may be found in our most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities.